Dentonia Resources Ltd.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 16, 2005

05013021

File #82-627

SEC MAIL PROCESSING RECEIVED NOV 25 2005 WASH, D.C. 185 SECTION

SUPPL

Securities & Exchange Commission
Office of International Corporate Fina
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated November 16, 2005

Enclosed is a copy of our News Release dated November 16, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
DEC 05 2005
THOMSON
FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

Dentonia Resources Ltd.
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

November 16, 2005

For Immediate Release
TSX Venture: "DTA"

2ND AND LARGER BULK SAMPLE – JANUARY TO APRIL, 2006
DO27 KIMBERLITE, LAC DE GRAS, NWT

PRIVATE PLACEMENT OF 6,000,000 UNITS @ $0.12 & $0.15
FOR NET PROCEEDS OF $780,000

OTHER PROJECTS

DIAMOND EXPLORATION

Dentonia Resources Ltd. ("Dentonia"), a 1/3 equity shareholder in DHK Diamonds Inc., a private company incorporated under the laws of NWT and a 20% interest holder in the WO diamond project, Lac de Gras, NWT, refers to Dunsmuir Ventures Ltd. ("DVV") news release of November 15, 2005, to explain the rise in Dentonia's share prices and trading activities.

The Dunsmuir news release refers to a proposed amalgamation of Dunsmuir and Peregrine Diamonds Ltd., to a $40,000,000 financing, and continued exploration of the WO claim block including bulk sampling of the DO27, to commence in January, 2006.

To date, DHK has made all its required contributions and intends to continue to make such contributions to this bulk sample program, estimated to cost in total approximately $13,000,000 of which DHK has and will contribute 20%, or in total $2,600,000.

PRIVATE PLACEMENT

Dentonia announces that it has agreed to sell by way of non-brokered private placement 6,000,000 units – 4,000,000 non-flow-through units and 2,000,000 flow-through units at a price of $0.12 and $0.15, respectively, for gross proceeds of $780,000.

A non-flow-through unit will consist of one common share and one warrant exercisable at $0.15 during the 1st year and at $0.20 during the 2nd year.

A flow-through unit will consist of one flow-through share and a non-flow-through warrant exercisable at $0.20 and $0.25, respectively, during the first and second year.

The subscription proceeds of $780,000 will be used for general working capital, the sampling of the DO27 kimberlite, and the flow-through portion for further drilling at the Atkinson gold and Thomlinson molybdenum prospects.

OTHER PROJECTS

Atkinson Gold Prospect

Dentonia has completed a 5 hole drill program at its Atkinson Gold Prospect, Porcupine Mining Division, Ontario, 3 holes successfully drilled to a depth of 137.5m, 159m, and 155m respectively, intersecting mineralized brecciaed zones in each case and is awaiting assay results.

Thomlinson Creek Molybdenum Prospect, near Hazelton, BC

Exploration permits have been obtained and a bond of $15,500 has been posted with respect to Thomlinson Creek Molybdenum Prospect, anomalous soil, grab, and stream sediment samples have been obtained and a 10 hole exploration program to test a large geochemical anomaly is proposed for late spring/summer 2006.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.